JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04024321

Group Secretariat

30th March 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interest- Substantial Shareholder

We enclose for your information a notification dated 30th March 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dw 4/13

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	12:14 30 Mar 2004
Number	0969X

JARDINE MATHESON HOLDINGS LIMITED

DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

On 30th March 2004, Jardine Strategic Holdings Limited's ("JSH") interest in Jardine Matheson Holdings Limited ("JMH") decreased from 53.00% to 52.999% as a result of the decrease in the number of option shares held by JMH's subsidiary, Clare Investment and Trustee Company Limited, which is an associate of JSH. JSH's interest is made up as follows:-

JSH Discloseable Interest	No. of shares	%
JSH	212,214,132	35.184
Jardine Securities (BVI) Limited	100,460,881	16.656
Clare Investment and Trustee Company Limited	6,820,724	1.131
Other non-beneficial interests*	170,355	0.028
Total Holding	**319,666,092**	**52.999**

* *Deemed interest in shares held by certain non-profit-making organizations, the trustees or nominees of which are associate companies of JSH.*

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

30th March 2004

www.jardines.com

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